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                                                                 Exhibit (a)(2)
                          Hallwood Energy Corporation
                     4610 South Ulster Street . Suite 200
                Post Office Box 378111 . Denver, Colorado 80237

                                                                 April 10, 2001

Dear Stockholder:

  We are pleased to inform you that on March 29, 2001, Hallwood Energy Corporation entered into an Agreement and Plan of Merger with Pure Resources II, Inc., a Delaware corporation (the "Purchaser") and an indirect wholly owned subsidiary of Pure Resources, Inc., a Delaware corporation. The Merger Agreement provides for the merger of the Purchaser with and into Hallwood, with Hallwood as the surviving corporation becoming a wholly-owned subsidiary of Pure Resources.

  Under the terms of the Merger Agreement, the Purchaser is commencing a tender offer to purchase all outstanding shares of Hallwood common stock including associated preferred share purchase rights at a price of $12.50 per share, and all of the outstanding preferred stock of Hallwood at a price of $10.84 per share, net to tendering stockholders in cash. The tender offer is currently scheduled to expire at 12:00 o'clock midnight, New York City time, on Tuesday, May 8, 2001. If the tender offer is successfully completed and upon receipt of all necessary stockholder approval, the Purchaser will be merged into Hallwood and all shares of Hallwood common stock and preferred stock not purchased in the tender offer will be converted into the right to receive in cash the same price per share as paid in the tender offer.

  Upon the recommendation of a special committee of independent directors, the Hallwood board of directors has unanimously approved the Merger Agreement, the tender offer and the merger and has determined that the Merger Agreement, the tender offer and the merger are fair to and in the best interests of holders of Hallwood common stock and preferred stock. Accordingly, the board of directors recommends that you accept the tender offer and tender your Hallwood common stock or preferred stock, as the case may be, to the Purchaser in the tender offer.

  In arriving at their recommendations, the special committee and the board of directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9, including, among other things, the opinions dated March 29, 2001 and March 23, 2001, respectively, of Dain Rauscher Wessels and Petrie Parkman & Co., Inc. that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and limitations on the review described to the special committee or the board, the cash consideration to be received by the holders of Hallwood common stock in the tender offer and the merger was fair from a financial point of view to such holders and the cash consideration to be received by the holders of Hallwood preferred stock in the tender offer and the merger was fair from a financial point of view to such holders.

  Also accompanying this letter is a copy of the Purchaser's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares. These documents set forth the terms and conditions of the Purchaser's tender offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

                                          Sincerely,

                                          William L. Guzzetti
                                          President